Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

January 13, 2014	TSX: TMM, NYSE MKT: TGD
NEWS RELEASE

Timmins Gold surpasses guidance with record production of 120,900 AuEq ozs in 2013 and 34,563 ozs for the fourth quarter of 2013

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s fourth quarter ended December 31, 2013. The Company achieved record production of 34,563 gold equivalent ounces* for the quarter and 120,900 gold equivalent ounces for the year which represent increases of 39% and 27% over the prior comparative periods.

Three Months Ended December 31, 2013:

Category	Oct-Dec 2013	Oct-Dec 2012	% Change
Ore Processed (Dry t)	2,014,968	1,493,623	34.90%
Average Grade Processed (g/t Au)	0.872	0.819	6.47%
Low Grade Stockpiled (t)	349,338	526,800	-33.69%
Average Grade Stockpiled (g/t Au)	0.253	0.265	-4.53%
Waste Mined (t)	5,307,526	5,295,383	0.23%
Total Mined (t)	7,591,767	7,162,895	5.99%
Strip Ratio	2.32	2.84	-18.31%
Gold Produced (oz)	34,166	24,556	39.14%
Silver Produced (oz)	21,848	16,203	34.84%
Gold Sold (oz)	33,248	24,241	37.16%
Silver Sold (oz)	21,848	16,203	34.84%
Days	92	92	0.00%
Average Ore Processed (t/d)	21,902	16,235	34.91%
Average Total Mined (t/d)	82,519	77,876	5.96%
Realized Gold Price	1,256	1,675
*using a gold to silver ratio of 55 to 1.

The Company increased production over Q3 of 2013 by 5,129 gold equivalent ounces. Average crusher throughput increased by 2,166 tpd over Q3. A similar increase in crusher throughput is expected in the next quarter.

Year Ended December 31, 2013:

Category	Jan - Dec 2013	Jan – Dec 2012	% Change
Ore Processed (Dry t)	7,466,771	5,516,626	35.35%
Average Grade Processed (g/t Au)	0.822	0.846	-2.84%
Low Grade Stockpiled (t)	1,651,675	2,966,133	-44.32%
Average Grade Stockpiled (g/t Au)	0.254	0.253	0.40%
Waste Mined (t)	23,360,383	17,727,968	31.77%
Total Mined (t)	32,102,686	26,052,461	23.22%
Strip Ratio	2.67	2.13	25.35%
Gold Produced (oz)	119,655	94,444	26.69%
Silver Produced (oz)	68,512	56,252	21.79%
Gold Sold (oz)	118,550	94,128	25.95%
Silver Sold (oz)	68,512	56,252	21.79%
Days	365	365	0.00%
Average Ore Processed (t/d)	20,455	15,114	35.34%
Average Total Mined (t/d)	87,953	71,377	23.22%
Realized Gold Price	1,358	1,582

“2013 was another record year for Timmins Gold with production of 120,900 gold equivalent ounces surpassing our guidance of 118,000 ounces. Our strong performance in the fourth quarter was realized through a smooth transition to new leach pads and increased crusher throughput. Expansion construction is now complete for the next year including construction of new leach pads. Our production guidance for 2014 is between 115,000 and 125,000 ounces with cash costs of approximately $800 per ounce. The Company is well positioned to continue to generate good margins and free cash flow at current gold prices.”

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.